EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

domiciled in New York

ENDORSEMENT APPLICABLE TO THE SEGMENT INTERIM VALUE

This Endorsement is part of the Employer’s Group Annuity Contract and the Certificate issued to a Participant thereunder, and the same definitions apply to the capitalized terms. This Endorsement is subject to all the terms contained in the Employer’s Group Contract and the Certificate issued to a Participant except as modified below. This Endorsement applies only if the Structured Investment Option is available under the Employer’s Contract and the Certificate issued to the Participant.

In this Endorsement, “we”, “our” and “us” mean Equitable Financial Life Insurance Company. “You” and “Your” mean the Participant.

This Endorsement is effective upon your receipt.

The following Section in the Certificate is deleted and replaced with the following:

SECTION 2B.04 SEGMENT INTERIM VALUE

We determine the Segment Interim Value of your investment in a Segment on each Business Day based on the estimated value of financial instruments consistent with current market prices and representing our obligation to provide you the Segment Maturity Value on the Segment Maturity Date.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[	[

Mark Pearson,		José Ramón González
Chief Executive Officer]		Chief Legal Officer and Secretary]

2024SIV900-901	1